aKB



16021061

UNITEDSTATES
ɩNDEXCHANGECOMMISSION
..ɹshington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

Mail Processing Section
AUG 29 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillip Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 3050
(No. and Street)

Chicago	IL	60604-2653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cameron Frazier (312) 356-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd.	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cameron Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Phillip Capital Inc.** as of **June 30, 2016,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Co-CEO

Title

Notary Public

OFFICIAL SEAL
JOSHUA MARTINEZ
Notary Public - State of Illinois
My Commission Expires Feb 4, 2019

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Exchange Act.
- ☒ (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3.
- ☒ (i) Computation for Determination of PAB Reserve Requirements Under Rule 15c3-3.
- ☒ (j) Reconciliation of Statement of Financial Condition to Segregated Statement (U.S. Exchanges)
- ☒ (k) Segregation Requirement and Funds in Segregation
- ☒ (l) Segregation Requirement and Funds in Segregation – Customer's Dealer Options
- ☒ (m) Secured Requirement and Funds Held in Separate Accounts
- ☒ (n) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (o) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (p) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (q) An Oath or Affirmation.
- ☐ (r) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (s) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (t) Independent Auditors' Report on Internal Control
- ☒ (u) A copy of the Annual Report on Compliance and Internal Control over Compliance Pursuant to SEC Rule 17a5(d)(3).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phillip Capital Inc.

Table of Contents

June 30, 2016

Page(s)

Independent Auditors' Report 1

Statement of Financial Condition..........2

Notes to the Financial Statement 3-11

Supplementary Schedules..........12-20

Report of Independent Registered Public Accounting Firm on Examination of Compliance Report 21

Annual Report of Compliance and Internal Control over Compliance 22

Phillip Capital Inc.

Statement of Financial Condition

June 30, 2016

Assets		
Cash	$	1,056,616
Cash segregated under federal and other regulations		29,682,884
Deposits with clearing organizations		231,352,086
Receivables from clearing organizations		27,606
Securities purchased		182
Stock in clearing organization, at cost (fair value $809,346)		440,515
Customer debits		4,871
Exchange memberships, at cost (fair value $2,203,100)		3,685,500
Furniture and equipment, at cost (net of accumulated depreciation of $170,136)		259,925
Receivables from futures commission merchants		4,297,427
Receivables from affiliates		117,447
Other assets		149,165
Total assets		271,074,224
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to customers		221,535,913
Accounts payable and accrued expenses		2,524,463
Payable to clearing organizations		5,679,220
Total liabilities		229,739,596
Stockholder's Equity		
Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding		10
Paid-in Capital		44,999,990
Retained deficit		(3,665,372)
Total stockholder's equity		41,334,628
	$	271,074,224

The accompanying notes are an integral part of the financial statement

1. Organization and Business

Phillip Capital Inc. ("the Company") was incorporated in the State of Delaware in April 2010. The Company is a registered futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is a clearing member of the Chicago Mercantile Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, the Commodity Exchange Inc., the Options Clearing Corporation, the CBOE Futures Exchange, the Dubai Mercantile Exchange, the NASDAQ Futures Exchange, and the Intercontinental Exchange. The Company is engaged in the business of executing and clearing orders for the purchase and sale of commodity futures contracts, options on commodity futures contracts, and cash commodities.

Effective September 1, 2015, the Company was approved as a registered broker-dealer firm with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC"). The Company is engaged in the business of executing and clearing orders for the purchase and sale of equity securities, and equity options.

The Company is a wholly owned subsidiary of Phillip Capital (USA) Pte Ltd. (the "Parent"), a private limited company based in Singapore.

2. Summary of Significant Accounting Policies

Revenue Recognition
Futures and futures options transactions and the related commission revenue and expenses are recorded on trade date.

In May, 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU No. 2014-09 supercedes revenue recognition guidance under current US GAAP and establishes a principles-based approach for revenue contracts with customers. The core principal of the new guidance is a five-step model through which a company will recognize revenue when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled for those goods and services. In August, 2015, the FASB issued ASU No. 2015-14, which deferred the original effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact the amendment will have on the Company's financial statements.

Depreciation
Depreciation of furniture and equipment is computed using straight line methods for financial reporting purposes.

2. Summary of Significant Accounting Policies, continued

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statement.

Exchange Memberships

Exchange memberships are held for operating purposes and are carried at cost.

Securities and Derivatives Valuation

Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 9).

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated throughout the year and at year-end rates of exchange, while the statement of income (loss) accounts are translated monthly throughout the year at average rates of exchange.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Segregated and Secured Assets

At June 30, 2016, assets segregated or held in separate accounts under Federal regulations included in the statement of financial condition are as follows:

Segregated for customers trading on U.S. futures exchanges:		
Cash	$	20,753,536
Deposits with clearing organizations		220,500,147
Receivables from futures commission merchants		1,218,452
Payables to clearing organizations		(5,651,211)
	$	236,820,924
Held in separate accounts for foreign futures and options customers:		
Cash	$	8,579,067
Receivables from futures commission merchants		840,782
Receivables from members of foreign boards of trade		2,237,474
	$	11,657,323

Customers' funds, regulated under the Commodity Exchange Act, as amended (the "CEAct"), are required to be segregated from the funds of the Company and its employees. Customers' segregated funds and equities in customers' regulated trading accounts, as shown in the statement of financial condition, do not reflect the market value of options positions owned by customers and securities owned by customers and held by the Company as collateral or as margin. At June 30, 2016, the market value of customers' net options positions totaled approximately $(1,800,000). Interest on customer owned securities accrues to the benefit of the customers.

4. Deposits with Clearing Organizations

At June 30, 2016, deposits with clearing organizations consisted of cash margins totaling $67,866,484, money market mutual funds totaling $109,886,320, and U.S. government securities totaling $53,599,281.

5. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts business. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Concentration of Credit Risk, continued

At June 30, 2016, a significant credit concentration consisted of cash deposited at two banks. The balances exceed federally insured limits by approximately 72% of the net equity of the Company. The Company has not experienced any losses in such accounts. Management does not consider any credit risk associated with this net receivable to be significant.

6. Related Party

The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliate, as applicable. At June 30, 2016, the amount due from affiliates is $117,447, and is included on the statement of financial condition. At June 30, 2016, amounts due to affiliates is $22,364, and is included in accounts payable and accrued expenses on the statement of financial condition.

7. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2016, are approximately as follows:

Year Ending June 30,		Amount
2017		149,000
2018		153,000
December 31, 2018		77,000
Total	$	379,000

8. Employee Benefit Plan

The Company has established a salary reduction 401(k) plan for qualified employees. The Company may elect to match a percentage of employees' contributions up to a defined maximum, and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

9. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

9. Fair Value Measurements and Disclosure, continued

At June 30, 2016, the Company's Level 1 investments consisted of equities, DTC preferred shares, money market mutual funds, and U.S. government securities with fair values of $182, $2,500, $109,886,320 and $53,599,281, respectively. The Company held no Level 2 or Level 3 assets or liabilities at June 30, 2016.

10. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting.

Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

The Company executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer's obligations. The Company controls this risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines and requires additional collateral when necessary. The Company requires a customer to deposit additional margin collateral, or reduce positions, if it is determined that the customer's activities may be subject to above normal market risks.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

10. Financial Instruments, continued

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

11. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the most restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greatest of $5,000,000, 2% of "aggregate debit items," or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

At June 30, 2016, under the most restrictive of these rules, the Company had net capital and net capital requirements of $33,730,018 and $14,629,827, respectively. The net capital rule may effectively restrict shareholder withdrawals.

12. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative contracts
Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

12. Guarantees, continued

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Guarantees, continued

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13. Subsequent events

Management has evaluated events and transactions through August 23, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements or in related notes to the financial statements.

SUPPLEMENTARY SCHEDULES

Phillip Capital Inc. **Schedule 1**

Statement of the Computation of Net Capital and Minimum Capital Requirements

June 30, 2016

Total stockholder's equity	$	41,334,628
Adjustments to ownership equity		0
Total capital		41,334,628
Deductions and/or charges		
Nonallowable assets:		
Receivables from customers		4,871
Exchange memberships, at cost		3,685,500
Receivables from affiliate		117,447
Furniture and equipment, at cost		259,925
Stock in clearing organization, at cost		440,515
Other		138,374
Commodity futures contracts and spot commodities - proprietary capital charges		31,878
Total deductions		4,678,510
Net capital before haircuts on securities positions		36,656,118
Haircuts on securities:		
U.S. and Canadian government obligations		727,809
Stocks and warrants		277
Other securities		2,198,014
		2,926,100
Net capital		33,730,018
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		14,629,827
Minimum dollar amount requirement		14,629,827
Net capital requirement		14,629,827
Excess net capital		19,100,191
Net capital in excess of 120% of minimum net capital requirement	$	16,174,226

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2016.

Phillip Capital Inc. **Schedule 2**

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

June 30, 2016

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	50,000
Total credits		50,000
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		0
Aggregate debit items		0
Less 3%		0
Total 15c3-3 debits		0
Excess of total credits over total 15c3-3 debits	$	50,000
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on June 30, 2016	$	50,500
Amount of deposit or "withdrawal" in "Reserve Bank Account(s)", including value of qualified securities		0
New amount in "Reserve Bank Account(s)"	$	50,500

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2016.

Phillip Capital Inc. **Schedule 3**

Computation for Determination of PAB Reserve Requirements for Broker-Dealers

Under Rule 15c3-3

June 30, 2016

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	299,957
Total PAB credits		299,957
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		0
Total PAB debits		0
Excess of total PAB credits over total PAB debits	$	299,957
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on June 30, 2016	$	300,500
Amount of deposit or "withdrawal" in "PAB Reserve Bank Account(s)", including value of qualified securities		0
New amount in "PAB Reserve Bank Account(s)"	$	300,500

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2016.

Phillip Capital Inc. **Schedule 4**

Reconciliation of Statement of Financial Condition to Segregation Statement (U.S. Exchanges)

June 30, 2016

Customers' Segregated Funds per Statement of Financial Condition (Note 3)	$	236,820,924
Add:		
Value of customers' open long futures options contracts		1,082,774
Deduct:		
Value of customers' open short futures options contracts		(2,921,060)
Total Amount in Segregation	$	234,982,638

Phillip Capital Inc. **Schedule 5**

Segregation Requirement and Funds in Segregation

June 30, 2016

Segregation requirement:		
Net ledger balance:		
Cash	$	223,064,982
Securities		0
Net unrealized loss in open futures contracts traded on a contract market		(8,187,176)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		1,082,774
Market value of open options contracts sold on a contract market		(2,921,060)
Net equity		213,039,520
Accounts liquidating to a deficit and accounts with debit balances - gross amount		4,871
Amount required to be segregated		213,044,391
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		20,753,536
Securities		0
Margins on deposit with clearing organizations of contract markets:		
Cash		64,254,671
Securities representing investments of customers' funds, at market		156,245,476
Securities held for particular customers in lieu of cash margins, at market		0
Net settlement from clearing organization of contract markets		(5,651,211)
Exchange traded options:		
Value of open long option contracts		1,082,774
Value of open short option contracts		(2,921,060)
Net equities with other futures commission merchants:		
Net liquidating equity		1,218,452
Securities held for particular customers in lieu of cash margins, at market		0
Customers' segregated funds on hand (Petty Cash)		0
Total amount in segregation		234,982,638
Excess funds in segregation	$	21,938,247
Management target amount for excess funds in segregation		10,652,220
Excess funds in segregation over management target amount for excess	$	11,286,027

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2016.

Phillip Capital Inc. **Schedule 6**

Segregation Requirement and Funds in Segregation - Customer's Dealer Options

June 30, 2016

The Company does not carry customers' dealer option accounts as defined by Commodity Exchange Act Regulation 32.6. Therefore, the Company is exempt from the provisions of Regulation 32.6.

Phillip Capital Inc. **Schedule 7**

Secured Requirement and Funds Held in Separate Accounts

June 30, 2016

Amount required to be set aside in separate Section 30.7 accounts		$ 6,302,048
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks		
Banks located in the United States	$ 8,056,239	
Banks located in the Foreign Countries	522,828	8,579,067
Equities with registered futures commission merchants		
Cash	$ 840,782	840,782
Amounts held by members of foreign boards of trade		
Cash	$ 2,237,474	
Value of long options	0	
Value of short options	0	2,237,474
Total amount in separate Section 30.7 accounts		11,657,323
Excess funds in separate Section 30.7 accounts		$ 5,355,275
Management target amount for excess funds in separate section 30.7 accounts		315,102
Excess funds in separate 30.7 accounts over management target amount for excess		$ 5,040,173

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2016.

Phillip Capital Inc. **Schedule 8**

Information Relating to Possession or Control Requirements Under Rule 15c3-3

June 30, 2016

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	0
A. Number of items		0
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations: as permitted under Rule 15c3-3.	$	0
A. Number of items		0

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS filing as of June 30, 2016.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Phillip Capital Inc.

We have examined Phillip Capital Inc.'s (the "Company") statements, included in the accompanying Phillip Capital Inc.'s Compliance Report (the "Compliance Report"), that (1) the Company's internal control over compliance was effective for the period September 1, 2015 through June 30, 2016; (2) the Company's internal control over compliance was effective as of June 30, 2016; (3) the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of June 30, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, or 17 C.F.R. §240.17a-13 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the period September 1, 2015 through June 30, 2016; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of June 30, 2016; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of June 30, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
August 23, 2016


PhillipCapital

Phillip Capital Inc.

Annual Report of Compliance and Internal Control over Compliance

Pursuant to SEC Rule 17a-5(d)(3)

August 23, 2016

Phillip Capital Inc.'s Compliance Report

Phillip Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;.

(2) The Company's Internal Control over Compliance was effective during the period September 1, 2015, through June 30, 2016;

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent period ended June 30, 2016;

(4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent period ended June 30, 2016; and

(5) The information the Company used to state that the company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240. 15c3-3(e) was derived from the books and records of the Company.

We, the undersigned, affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

Cameron Frazier, Co-CEO

Lynette Lim, Co-CEO

Phillip Capital Inc. * The Chicago Board of Trade Building * 141 W. Jackson Blvd., Suite 3050 * Chicago, Illinois 60604

Phillip Capital Inc.
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
June 30, 2016
PUBLIC

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.